# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Klaviyo, Inc. (the "Issuer"), CIK 0001835830
CUSIP: 49845K101
Title of class of securities: Series A common stock, par value $0.001 per share (the "Series A Common Stock")
Address of issuer's principal executive offices: 125 Summer Street, 6th Floor, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001991125

## Reporting persons
- Hallen Ed: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 32,879,098; shared voting power 0; sole dispositive power 32,879,098; shared dispositive power 0; aggregate amount beneficially owned 32,879,098 (19.4% of the class)

## Item 1. Issuer
Name of issuer: Klaviyo, Inc. (the "Issuer")
Address of issuer's principal executive offices: 125 Summer Street, 6th Floor, Boston, MA, 02110

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Ed Hallen (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Klaviyo, Inc., 125 Summer Street, 6th Floor, Boston, MA 02110.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of Series A Common Stock of the Issuer as of September 30, 2025, based on (i) 137,345,197 shares of Series A Common Stock outstanding as of September 30, 2025, as reported by the Issuer to the Reporting Person, plus (ii) 31,999,106 shares of Series A Common Stock issuable upon conversion of shares of the Issuer's Series B common stock, par value $0.001 per share (the "Series B Common Stock"), held directly by the Reporting Person, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i) only for purposes of computing the percentage ownership of the Reporting Person.

The Reporting Person may be deemed to be the beneficial owner of 32,879,098 shares of Series A Common Stock, which includes: (i) 31,999,106 shares of Series A Common Stock underlying shares of Series B Common Stock held directly by the Reporting Person, (ii) 177,776 shares of Series A Common Stock held by Hodgkins Trust for the benefit of the Reporting Person and the Reporting Person's family, and of which the trustee is an independent institution, and (iii) 702,216 shares of Series A Common Stock held by Hodgkins LLC, of which the Reporting Person serves as manager.
Percent of class: 19.4%
Sole power to vote or to direct the vote: 32,879,098
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 32,879,098
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hallen Ed: /s/ Ed Hallen, Ed Hallen (11/05/2025)